bankinter.

RECEIVED
2007 JUN 25 A 6:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

07024668

SUPPL

June, 21st 2007

Dear Sirs,

Please find enclosed the communication we made yesterday at market closing to the Spanish Stock Exchange Regulator (CNMV) regarding the resolution taken by the Board of Directors on the 20th of June with respect to the share split of Bankinter shares. As a result of this resolution each Bankinter 1,50 euros par value share is split into five 0,30 euros par value shares. The share split will be effective on the 23rd of July 2007.

This information is forwarded for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Yours sincerely,
P.O.

Gloria Ortiz
Head of Inverstor Relations

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

bankinter.

Bankinter S.A., de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede a comunicar a esa Comisión el siguiente:

HECHO RELEVANTE

El Consejo de Administración de Bankinter S.A., en su reunión de fecha 20 de junio de 2007, ha acordado, en ejercicio de la facultad delegada por la Junta general de fecha 19 de abril de 2007 en el punto Octavo de su orden del día, aprobar un desdoblamiento ("split") del valor nominal de las acciones de Bankinter S.A. actualmente en circulación, reduciendo el valor nominal de cada acción de 1,50 euros a 0,30 euros, y entregando por tanto a los accionistas cinco acciones nuevas por cada acción actual, sin alterar la cifra del capital social, con la modificación consecuente del artículo 5 de los Estatutos Sociales.

El capital social de Bankinter, de ciento diecinueve millones sesenta y dos mil ochocientos treinta y tres euros (119.062.833 euros), pasará a estar dividido en 396.876.110 acciones, de 0,30 euros de valor nominal cada una.

La operación, que no tiene ningún coste para los accionistas, será efectiva el próximo 23 de julio de 2007 y por tanto en dicha fecha se procederá a la exclusión técnica de la negociación en Bolsa de las actuales acciones en circulación y a la simultánea admisión de las nuevas acciones. Tendrán derecho a recibir las nuevas acciones quienes sean titulares de acciones Bankinter al cierre de los mercados del día 20 de julio de 2007.

Con esta operación, de alcance meramente técnico, Bankinter pretende facilitar el volumen y la contratación de las acciones en el mercado, en línea con los valores de otras acciones cotizadas, y será efectiva una vez cumplimentados todos los requisitos legales y administrativos aplicables.

Unidad de Cumplimiento Normativo
Madrid, 20 de junio de 2007

END